UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                           POST-EFFECTIVE AMENDMENT NO. 1

                                     FORM S-8
                              REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                               PROTECTION ONE, INC.
               (Exact name of registrant as specified in its charter)

               Delaware                            93-1063818
   (State or other jurisdiction           (I.R.S. Employer Identification No.)
of incorporation or organization)

             6011 Bristol Parkway, Culver City, California 90230
        (Address of principal executive offices including Zip Code)

                        EMPLOYEE STOCK PURCHASE PLAN
                          (Full title of the plan)

                             Anthony D. Somma
             Chief Financial Officer, Secretary and Treasurer
               818 South Kansas Avenue, Topeka, Kansas 66612
                              (785)575-8443
(Name, address and telephone number, including area code, of agent for service)

                         Copies of communications to:

                              Cynthia S. Couch
               818 South Kansas Avenue, Topeka, Kansas 66612
                                (785)575-1617

                      CALCULATION OF REGISTRATION FEE

Title of Securities   Amount to be   Proposed     Proposed Maximum   Amount of
to be Registered      Registered(1)  Offering Price  Aggregate    Registration
                                     Per Share (2) Offering Price     Fee (3)
------------------------------------------------------------------------------
Common Stock,        650,000 shares   $9.1875      $5,971,875       $2,059.27
$.01 Par Value

(1) This Registration Statement shall also cover any additional shares of Common Stock which become issuable under the Protection One, Inc. Employee Stock Purchase Plan by reason of any stock dividend, stock split, recapitalization or other similar transaction affected without the receipt of consideration which results in an increase in the number of the outstanding shares of Common Stock of Protection One, Inc.

(2) Calculated solely for purposes of this offering under Rule 457(h) of the Securities Act of 1933, as amended, on the basis of the average of the high and low selling prices per share of Common Stock of Protection One, Inc. on September 25, 1995, as reported on the Nasdaq National Market.

(3) Previously paid.

                                    PART I
            INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1.  Plan Information. *

Item 2.  Registrant Information and Employee Plan Annual Information. *

* Information required by Part I to be contained in the section 10(a) prospectus is omitted from this Registration Statement in accordance with Rule 428 under the Securities Act of 1933, as amended, and the "Note" to Part I of Form S-8.

                             PROTECTION ONE, INC.
                              REOFFER PROSPECTUS

                        650,000 SHARES OF COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)

     This prospectus relates to the offer and sale of shares of our common stock that the selling stockholders described in this prospectus may offer for their own benefit. We will receive none of the proceeds from the sale of the shares. We will pay all expenses of registration incurred in connection with this offering, but the selling stockholders will pay all selling and other expenses they incur.

     The selling stockholders will acquire the common stock when they purchase such shares under our Employee Stock Purchase Plan. We cannot currently determine the exact number of shares of common stock which the selling stockholders may acquire, and the number of such shares which may be reoffered and resold pursuant to this prospectus.

     We list our common stock on the New York Stock Exchange under the symbol "POI". On July 3, 2000, the last reported price of our common stock on the New York Stock Exchange was $2.1875.

     See "Risk Factors" beginning on page 2 for a discussion of the material risks involved in investing in our securities.

     This prospectus is not an offer to sell the securities and it is not soliciting any offer to buy the securities in any state where the offer and sale is not permitted. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The date of this Reoffer Prospectus is July 5, 2000

                              TABLE OF CONTENTS

     RISK FACTORS                                                      2
     THE CORPORATION                                                   9
     SELLING STOCKHOLDERS                                              9
     USE OF PROCEEDS                                                  11
     PLAN OF DISTRIBUTION                                             11
     WHERE YOU CAN FIND MORE INFORMATION                              11



RISK FACTORS

Cautionary Statements Regarding Future Results Of Operations

     You should read the following risk factors in conjunction with discussions of factors discussed elsewhere in this and other of our filings with the Securities and Exchange Commission (the "SEC"). These cautionary statements are intended to highlight certain factors that may affect our financial condition and results of operations and are not meant to be an exhaustive discussion of risks that apply to public companies with broad operations, such as us. Like other businesses, we are susceptible to macroeconomic downturns in the United States or abroad that may affect the general economic climate and our performance or that of our customers. Similarly, the price of our securities is subject to volatility due to fluctuations in general market conditions, differences in our results of operations from estimates and projections generated by the investment community and other factors beyond our control.

We Have Had A History Of Losses

     We incurred net losses of $82.9 million in 1999 (a net loss of $94.1 million excluding the effect of the Mobile Services Group gain, net), $3.3 million in 1998 (a net loss of $11.5 million excluding the effect of non-recurring income, net), and $42.7 million in 1997. These losses reflect, among other factors:

          * substantial charges incurred by us for amortization of purchased customer accounts;

          * interest incurred on indebtedness;

          * other charges required to manage operations; and

          * costs associated with the integration of the acquisitions we have made.

     The charges identified above will increase as we continue to purchase customer accounts or increase indebtedness, or if interest rates on our indebtedness increases. There can be no assurance that we will attain profitable operations on an annual basis or at all.

The Competitive Market For The Acquisition And Creation Of Accounts May Affect Our Future Profitability

     In the past, we have grown very rapidly by acquiring portfolios of alarm monitoring accounts through acquisitions and dealer purchases. Our current strategy is to reduce the cost of acquiring such accounts and to utilize other customer account acquisition channels such as an internal sales force and direct marketing to complement our existing channels of acquiring customer accounts. We compete with major firms, some of whom have greater financial resources than we do, or may be willing to offer higher prices than we are prepared to offer to purchase subscriber accounts. The effect of competition may be to reduce the purchase opportunities available to us, or to increase the price we pay for subscriber accounts, which could have a material adverse effect on our return on investment in such accounts, on our business, and results of operations, financial condition, prospects and ability to service debt.

The Integration Of Acquired Businesses Requires Substantial Management Time And Effort

     Significant acquisitions, including the 1997 business combination with the security businesses of Western Resources, Inc. ("Western Resources") place very significant demands on us with respect to management, operational resources and the integration of financial and internal control systems. Our future operating results will depend, in part, on our ability to continue to implement and to improve our operating and financial systems and to expand, to train and to manage our employee base. Significant risks also exist in the consolidation of our systems, operations and administrative functions. Significant changes in quarterly revenues and costs may result from the execution of this business strategy, resulting in fluctuating financial results.

We Could Discover Problems With Acquired Businesses After Their Acquisition

     Acquisitions of subscriber account portfolios involve a number of uncertainties. Sellers in smaller transactions typically do not have audited historical financial information with respect to the acquired accounts. Therefore, in making acquisition decisions, we have generally relied on management's knowledge of the industry, due diligence procedures and representations and warranties of the sellers. There can be no assurance that these representations and warranties are or will be true and complete or, if these representations and warranties are inaccurate, that we will be able to uncover any inaccuracies in the course of our due diligence or recover damages from the seller in an amount sufficient to fully compensate us for any resulting losses. Risks associated with these uncertainties include, without limitation, the following:

          * the possibility of unanticipated problems not discovered prior to the acquisition;

          * additional expenses required to integrate the acquired company's systems;

          * higher than expected account customer losses; and

          * for acquisitions that are structured as stock purchases of other companies, the assumption of unexpected liabilities and losses from the disposition of unnecessary or undesirable assets of the acquired companies.

     Also, because the primary consideration in acquiring a portfolio of subscriber accounts is the monthly recurring revenue associated with the purchased accounts, the price we have paid has customarily been directly tied to such monthly recurring revenue. This price varies based on the number and quality of accounts being purchased from the seller, the historical activity of these acquired accounts, the anticipated profit margins and other factors.

     An important aspect of our acquisition program is the integration of customer accounts into our operations after purchase. We have consummated well over 200 acquisitions since 1992 and have experienced nearly all of the problems and challenges described in varying degrees. We have experienced acquisitions in which the quality of the accounts purchased, as defined by monthly recurring revenue, were not commensurate with our expectations. We have also experienced circumstances where the integration of an acquisition required more time than expected, often related to differences in, or the inadequacy of, software and accounting systems of the seller. On these occasions, circumstances have arisen whereby we were unable to accurately track the loss of customer accounts purchased. We have also experienced integration challenges where the servicing of newly acquired customer accounts suffered due to lack of coordination and systems. Depending upon the size, frequency and location of acquisitions, the integration of customers may adversely affect our provision of field repair services to existing customers, which may cause customer losses to increase and monthly recurring revenue to decline. In addition, if corporate or branch operations fail to integrate a substantial portion of or do not adequately service acquired customer accounts, we may experience higher rates of customer loss in the future.

We Will Need Additional Funding To Finance Our Future Growth

     Our purchases of customer accounts through the Dealer Program and acquisitions of portfolios of customer accounts and new lines of business have historically generated cash needs that exceed the net cash provided by our operating activities. We intend to continue to pursue customer account growth through the Dealer Program, "tuck-in" acquisitions, Paradigm Direct LLC and internal sales, even though our principal focus will shift from growth to improving our service, reducing attrition of current customers and integrating and building infrastructure. As a result, our cash requirements will be less in 2000 than those in 1998 and 1999, but nonetheless are expected to exceed cash flows from operations. As a result, additional funding from additional borrowings under our credit facility or through the sale of additional securities is expected to be required in the future. Our credit ratings have recently been downgraded which may make obtaining additional funding more difficult or costly. Depending on the price at which new equity, if any, is sold, the issuance of additional equity securities may dilute voting power, percentage ownership and earnings per common share realized by then current stockholders.

     Any inability to obtain funding through external financing could adversely affect our ability to increase our customers, revenues and cash flows from operations. There can be no assurance that we will be able to obtain external funding on favorable terms or at all.

We Have A Substantial Amount Of Debt, Which Could Constrain Our Growth Or Otherwise Disadvantage Stockholders

     We have, and will likely continue to have, a large amount of consolidated indebtedness when compared to the equity of our stockholders. The terms of various indentures and credit agreements governing our indebtedness, limit the incurrence of additional indebtedness. We may incur additional indebtedness in the future in order to fund future acquisitions of subscriber accounts.

     Additionally, please be aware that:

          * As of December 31, 1999, we had outstanding long-term indebtedness of $1.077 billion, total indebtedness of $1.113 billion, an accumulated deficit of $129.6 million and stockholders' equity of $1.263 billion. Our ratio of total indebtedness to total capitalization was 0.47 as of December 31, 1999. As of March 31, 2000, after giving effect to the sale of our European assets and other transactions, we had outstanding long-term indebtedness of $664.9 million, total indebtedness of $702.7 million, an accumulated deficit of $125.6 million and stockholders equity of $1.296 billion. Our ratio of total indebtedness to total capitalization decreased to 0.35 as of March 31, 2000.

          * As of December 31, 1999, we had $225.0 million of debt outstanding under our Senior Credit Facility, or 20.3% of total indebtedness, bearing interest at a weighted average floating interest rate of 7.9%. At March 31, 2000, we had approximately $37 million of debt outstanding under our Senior Credit Facility, or 5.3% of total indebtedness, bearing interest at a weighted average floating interest rate of 8.4%. Therefore, our financial results are and will continue to be affected by changes in prevailing interest rates. The Senior Credit Facility matures on January 2, 2001.
            Our inability to refinance the credit facility or find additional financing could adversely affect our ability to meet our cash obligations.

     A large amount of indebtedness could have negative consequences, including, without limitation:

          * our ability to obtain additional financing in the future for working capital, acquisitions of subscriber accounts, capital expenditures, general corporate purposes or other purposes;

          * our ability to withstand a downturn in our business or the economy generally; and

          * our ability to compete against other less leveraged companies.

     The indentures governing our debt securities require that we offer to repurchase the securities in certain circumstances following a change of control.

     Our ability to satisfy any payment obligations will depend, in large part, on our performance, which will ultimately be affected by general economic and business factors, many of which will be outside management's control. We believe that the cash flow from operations combined with borrowings under the Senior Credit Facility will be enough to meet our expenses and interest obligations. However, if these payment obligations cannot be satisfied, we will be forced to find alternative sources of funds by selling assets, restructuring, refinancing debt or seeking additional equity capital. There can be no assurance that any of these alternative sources would be available on satisfactory terms or at all.

We Lose Some Of Our Customers Over Time

     We experience the loss of accounts as a result of, among other factors:

          * relocation of customers;

          * adverse financial and economic conditions;

          * competition from other alarm service companies; and

          * customer service and operational difficulties with integration of acquired customers.

     In addition, we experience the loss of newly acquired accounts to the extent we do not integrate or adequately service those accounts. Because some acquired accounts are prepaid on an annual, semiannual or quarterly basis, customer loss may not become evident for some time after an acquisition is consummated. An increase in this rate of customer loss could have a material adverse effect on our revenues and earnings.

     We have not historically observed that the rate of customer loss is correlated with the terms of the customer contracts; however, contracts with shorter terms give rise to more instances in which a customer may choose to terminate the relationship. Although the contract term varies due to the variety and number of sources from which we acquired them, based on our standard form of contract and the due diligence procedures we undertake in connection with account acquisitions, management believes that substantially all of our customer contracts provide for an initial term of one to five years. During the initial term, customers may not cancel the agreement without fulfilling their payment obligations, so customers that request cancellation during the initial term are billed for the balance of the initial term. Similarly, we believe that substantially all of our customer contracts include an "evergreen" provision, whereby the contract automatically renews for one to five year periods unless either party gives prior notice of cancellation, usually 30 to 90 days prior to expiration of the initial or any renewal term. Therefore, customers may only cancel their agreements by providing the required notice prior to expiration of the initial or a renewal term.

     When acquiring accounts, we seek under terms of the purchase agreement to withhold a portion of the purchase price as a partial reserve against a greater than expected loss of customers. If the actual rate of customer loss for the accounts acquired is greater than the assumed rate at the time of the acquisition, and damages can not be recouped from the portion of the purchase price held back from the seller, this loss of customers could have a material adverse effect on our business, financial condition, results of operations, prospects or ability to service our debt obligations. Moreover, there can be no assurance that we will be able to obtain purchase price holdbacks in future acquisitions, particularly acquisitions of large portfolios. We have no assurance that actual rates of customer losses for acquired accounts will not be greater than the rate we have assumed or historically incurred. Moreover, we are not able to predict accurately the impact that acquired accounts will have on the overall rate of customer losses.

     As of March 31, 2000, our cost of intangible assets, net of accumulated amortization, was approximately $1.9 billion, which constituted approximately 91.3% of the book value of our total assets. As a result of discussions with the SEC staff in the third quarter of 1999, we reviewed our methodology for amortizing customer accounts.

     The effects of the gross number of lost customers have historically been offset by a combination of factors that has resulted in an overall increase in the number of customers and/or revenue, including:

          * adding new accounts from customers who move into premises previously occupied by prior customers and in which security alarm systems are installed;

          * accounts for which we obtain a guarantee from the seller that allows us to "put" back to the seller canceled accounts; and

          * revenues from price increases and the sale of enhanced services.

     There can be no assurance that actual future experience will be consistent with our past experiences and assumptions based on these experiences. There could be a material adverse effect on our business, financial condition, results of operations, prospects or ability to service debt obligations if actual account attrition significantly exceeds assumed attrition and the period over which the cost of purchased subscriber accounts is amortized is shortened.

Our Debt Agreements Impose Operational Restrictions On Us

     The indentures governing our public indebtedness require us to satisfy certain financial covenants in order to borrow additional funds. The most restrictive of these covenants are set forth below:

          * total debt to annualized EBITDA for the most recent quarter must be less than 6.0;

          * annualized EBITDA for the most recent quarter to interest expense must be greater than 2.25; and

          * senior debt to annualized EBITDA must be less than 4 to 1.

     In each case, the ratio should reflect the impact of acquisitions and other capital investments for the entire period covered by the calculation. Other financial covenants are also described in our periodic reports filed with the SEC under "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Material Commitments." Our ability to comply with the ratios and the tests will be affected by events outside our control and there can be no assurance that we will meet those tests. A breach of any of the covenants or failure to meet the tests could result in an event of default which would allow the lenders to declare all amounts outstanding immediately due and payable. In the case of the Senior Credit Facility, if we are unable to pay the amounts due, the lender could accelerate the indebtedness under the Senior Credit Facility, which would in turn be an event of default under our various indentures governing our publicly held indebtedness. There can be no assurance that our assets would be sufficient to repay our indebtedness in full. We have had to obtain waivers of compliance with certain covenants and provisions under the Senior Credit Facility in the past. There can be no assurance we can obtain any such waivers if they are required in the future.

Diversification Of Our Customer Acquisition Strategy

     During the period 1995 through 1997, we increasingly began to rely on independent dealers as a source for new accounts. Our reliance on the Dealer Program is being reduced, however it remains an avenue of growth for the company. Our Dealer Program competes with other major alarm monitoring firms that also acquire accounts through these independent dealers. Some of these firms with competitive dealer programs have substantial financial resources, including ADT and the security subsidiaries of the Ameritech Corporation. We are also aware of other national firms with competitive dealer programs including Monitronics International, Inc., DMAC, as well as several large regional dealer programs. There can be no assurance that we will be able to retain or expand our current dealer base or that competitive offers to dealers will not require us to pay higher prices to dealers for subscriber accounts than have previously been paid. Such events could reduce our growth rate and increase our use of cash to fund growth. A lower growth rate or higher use of cash could have a material adverse effect on our business, financial condition, results of operations, prospects and ability to service debt obligations.

     We plan to diversify our customer account acquisition strategy to include greater reliance on an internal sales force and our marketing agreement with Paradigm. There can be no assurance that such a strategy will be successful or profitable, and such events could reduce our rate of growth and increase our use of cash. A lower growth rate or increased cash needs could have a material adverse effect on our business, financial condition, results of operations, prospects and ability to service debt obligations.

Declines In New Construction Of Multi-Family Dwellings May Affect Our Sales In This Marketplace

     Demand for alarm monitoring services in the multi-family alarm monitoring market is tied to the construction of new multi-family structures. We believe that developers of multi-family dwellings view the provision of alarm monitoring services as an added feature that can be used in marketing newly developed condominiums, apartments and other multi-family structures. Accordingly, we anticipate that the growth in the multi-family alarm monitoring market will continue so long as there is a demand for new multi-family dwellings. However, the real estate market in general is cyclical and, in the event of a decline in the market for new multi-family dwellings, it is likely that demand for our alarm monitoring services to multi-family dwellings would also decline, which could negatively impact our results of operations.

Westar Capital, Inc. Is Our Principal Stockholder

     Westar Capital, Inc. ("Westar Capital") owned approximately 85% of our outstanding common stock as of March 31, 2000. As long as Westar Capital continues to beneficially own in excess of 50% of our shares of common stock outstanding, Westar Capital will be able to direct the election of all of our directors and exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations involving us, our acquisition or disposition of material assets and our incurrence of indebtedness and the payment of dividends on our common stock. Similarly, Westar Capital will continue to have the power to determine matters submitted to a vote of our stockholders without the consent of other stockholders, to prevent or cause a change in control and could take other actions that might be favorable to Western Resources and Westar Capital, whether or not these actions would be favorable to us or our stockholders generally.

We Face Challenges Associated With Our Operational Reorganization

     In December 1998, we announced that we had reorganized our operating structure into new divisions in order to better manage the increased scale and scope of operations. We also created a non-operating Executive Division with the intent to focus senior management's time on key strategic and capital formation initiatives. In 1999, we replaced several key management personnel and moved the accounting and finance functions to Topeka, Kansas. In 1999, we also entered into a service agreement with Western Resources pursuant to which Western Resources provides us certain administrative services including accounting, human resources, legal, facilities and technology. There can be no assurance that we will be able to realize the intended benefits of our new operating structure. Moreover, we face certain risks and uncertainties associated with management and operational reorganizations, including those relating to:

          * changes in management responsibility and reporting structures;

          * potential lack of communications until the new reporting and communication structure becomes familiar;

          * potential loss of cohesive operational strategies; and

          * potential employee turnover.

     If we are unable to manage successfully these risks and uncertainties, there can be no assurance that the new operating structure will not have a material adverse affect upon our business, financial condition, results of operations, prospects and ability to service debt obligations.

THE CORPORATION

     We are one of the leading providers of property monitoring services, providing electronic monitoring and maintenance of alarm systems to nearly 1.5 million customers in North America. We also provide our customers with enhanced services that include:

          * extended service protection;

          * patrol and alarm response;

          * two-way voice communication;

          * medical information service; and

          * cellular back-up.

     Approximately 85% of our revenues are contractually recurring for monitoring alarm security systems and other related services.

SELLING STOCKHOLDERS

     The selling stockholders have or will acquire the shares of common stock offered under this prospectus when they purchase such shares pursuant to the Employee Stock Purchase Plan.

     The following table shows as of July 5, 2000:

          * the name of each selling stockholder and his or her position during the past three years;

          * the number of shares he or she beneficially owned on July 5, 2000;

          * the maximum number of shares of common stock that he or she may acquire pursuant to the Employee Stock Purchase Plan and offer for resale under this prospectus as of the date of this prospectus; and

          * the number of shares and percentage of common stock that he or she will own assuming sale of the maximum number of shares to be acquired pursuant to the Employee Stock Purchase Plan and offered for sale pursuant to this prospectus.

------------------------------------------------------------------------------
Name and      Shares          Shares Acquired    Shares to be    Percentage of
Position(s)   (including all) or Expected to     Owned after     Shares to be
with          Shares Subject  be Acquired        Offering        Owned after
Protection    to Options)     Pursuant to the                    Offering
One, Inc.     Owned on July   Employee Stock
              5, 2000         Purchase Plan
------------------------------------------------------------------------------
Annette M. Beck   205,422     5,422              200,000          Less than 1%
President and Chief
Operating Officer;
Director

Anthony D. Somma  103,728     1,288              102,500          Less than 1%
Chief Financial
Officer, Secretary
and Treasurer; Director;
formerly Acting Chief
Financial Officer,
Secretary and Treasurer

Steven V. Williams  126,709   7,920              118,789          Less than 1%
Senior Vice President
------------------------------------------------------------------------------

     The preceding table reflects all selling stockholders who are eligible to reoffer and resell shares, whether or not they intend to do so. We cannot assure you that any of the selling stockholders will sell any or all of the shares offered by them under this prospectus. The inclusion in the above table of the individuals named therein shall not be deemed to be an admission that any such individuals are "affiliates" of Protection One, Inc.

     We may amend this prospectus to add or delete selling stockholders.

USE OF PROCEEDS

     Any shares of common stock sold under this prospectus will be sold by the selling stockholders for their own accounts and they will receive all proceeds from any such sales. We will receive none of the proceeds from the sale of shares which may be offered but will receive funds upon the purchase of shares pursuant to which the selling stockholders will acquire the shares covered by this prospectus. These funds will be used for working capital purposes.

PLAN OF DISTRIBUTION

     The selling stockholders have not advised us of any specific plans for the distribution of the shares of common stock covered by this prospectus, but, if and when shares are sold, we anticipate that the shares will be sold from time to time primarily in transactions on the New York Stock Exchange at the prevailing market price. However, sales may also be made in negotiated transactions at prices related to prevailing market price or at other prices. If shares of common stock are sold through brokers, the selling stockholders may pay customary brokerage commissions and charges. The selling stockholders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling stockholders and any broker-dealers that act in connection with the sale of the shares hereunder might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by them and any profit on the resale of shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read our SEC filings over the Internet at the SEC's website at http:\\www.sec.gov. You may also read and copy documents at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     We provide you with an annual report within 90 days after the close of our fiscal year. The annual report contains audited financial statements and a related report by our independent public accountants.

     Our common stock is listed and traded on the New York Stock Exchange.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose to you important information contained in other documents filed with the SEC by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

          * our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 1999 (the "Form 10-K");

          * our Quarterly Report on Form 10-Q for the period ended March 31,
            2000;

          * our Current Reports on Form 8-K dated January 18, 2000, January 26, 2000, February 1, 2000, March 14, 2000, March 29, 2000, and
            May 9, 2000;

          * all other reports filed by us pursuant to Section 13(a) and 15(d) of the Exchange Act since the end of our fiscal year ended December 31, 1999; and

          * the description of our common stock has been incorporated by reference to our Registration Statement on Form 8-A (as filed with the Securities and Exchange Commission on September 8, 1994 (File No. 00-24780).

     We also incorporated by reference all documents we have filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the filing of a post-effective amendment indicating that all securities offered have been sold or deregistering all securities still unsold.

     If information in incorporated documents conflicts with information in this prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                            Protection One, Inc.
                            818 S. Kansas Avenue
                            Topeka, Kansas 66612
                            Attention: Corporate Secretary
                            (785)575-8443

     You should only rely on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. The selling stockholders are making offers of the securities only in states where the offer is permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of the date other than the date on the front of those documents.

                                  PART II

             INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.  Incorporation of Documents by Reference.

     Protection One, Inc. (the "Registrant") hereby incorporates by reference into this Registration Statement the following documents previously filed with the Securities and Exchange Commission:

          * the Registrant's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1999;

          * the Registrant's Quarterly Report on Form 10-Q for the three months ended March 31, 2000;

          * the Registrant's Current Reports on Form 8-K dated January 18, 2000, January 26, 2000, February 1, 2000, March 14, 2000, March
            29, 2000, and May 9, 2000;

          * the description of the Registrant's Common Stock contained in the Registrant's Registration Statement No. 00-24780 on Form 8-A dated September 8, 1994 filed pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and declared effective on September 29, 1994 (including any amendment or report filed for the purpose of updating such description); and

          * all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Registrant's annual report referenced in (a) above.

     All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered hereunder have been sold or which de-registers all securities then remaining unsold, shall be deemed to have been incorporated herein by reference, and to be a part hereof from the date of filing such documents.

Item 4.  Description of Securities.

     Not applicable.

Item 5.  Interests of Named Experts and Counsel.

     Not applicable.

Item 6.  Indemnification of Directors and Officers.

     Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify any person who is a party or is threatened to be made a party to any action, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation. The power to indemnify also applies to a person who is serves at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Pursuant to the General Corporation Law of the State of Delaware, the corporation may indemnify a person against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation. With respect to any criminal action, a person must have no reasonable cause to believe the person's conduct was unlawful. In the case of actions brought by or in the right of the corporation, no indemnification shall be made to a person if the person has been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses which the court deems proper.

     The Registrant's Fifth Restated Certificate of Incorporation, as amended ("Certificate of Incorporation"), provides that no director shall be liable to the Registrant or its stockholders for monetary damages for breach of his fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. This provision is specifically authorized by
Section 102(b)(7) of the General Corporation Law of the State of Delaware.

     The Bylaws of the Registrant, as amended (the "Bylaws"), provide that the Registrant shall indemnify and hold harmless its directors and officers to the fullest extent permitted by applicable law. The Bylaws contain provisions to the effect that each director, officer and employee of the Registrant shall be indemnified by the Registrant against liabilities and expenses in connection with any legal proceedings to which the person may be made a party or with which the person may become involved or threatened by reason of having been an officer or director of the company or by serving at the request of the corporation as a director, officer, employee or agent of any other organization.

     The Registrant maintains a directors and officers liability insurance policy providing for the insurance on behalf of any person who is or was a director or officer of the Registrant and its subsidiary companies against any liability incurred by such person in any such capacity or arising out of such person's status as such. The policy contains various reporting requirements and is subject to certain exclusions and limitations.

Item 7.  Exemption From Registration Claimed.

     Not applicable.

Item 8.  Exhibits.

     The following exhibits are filed herewith, or incorporated herein by reference:

EXHIBIT NO.   EXHIBIT

   5          Opinion and consent of Larry D. Irick, Esq.
   23.1       Consent of Larry D. Irick, Esq. (included in Exhibit 5)
   23.2       Consent of Arthur Andersen LLP
   24         Power of Attorney (included on signature page to
              registration statement)
   99.1       Employee Stock Purchase Plan (as amended and restated effective as of April 1, 2000)

   99.3*      Form of Employee Stock Purchase Plan Enrollment Form
   99.4*      Form of Employee Stock Purchase Plan Change Form
   99.5*      Form of Employee Stock Purchase Plan Stock Purchase Agreement
   99.6*      Form of Employee Stock Purchase Plan Special Officer
              Participation Form

* Previously filed.

Item 9.     Undertakings.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales of the securities registered hereby are being made, a post-effective amendment to this registration statement:

          * to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          * to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

          * to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

     (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

     (4) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                 SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Protection One, Inc., the Registrant, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of Topeka, State of Kansas on the 5th day of July, 2000.

                                         PROTECTION ONE, INC.


                                         By: /s/ ANNETTE M. BECK
                                         Annette M. Beck
                                         President and Chief Operating Officer

     Each person whose signature appears below appoints below appoints Annette M. Beck and Anthony D. Somma and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-8 and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                  Title                                 Date


/s/  ANNETTE M. BECK       President, Chief Operating Officer    July 5, 2000
Annette M. Beck            and Director
                           (Principal Executive Officer)

/s/  ANTHONY D. SOMMA      Chief Financial Officer, Treasurer,   July 5, 2000
Anthony D. Somma           Secretary and Director
                           (Principal Financial and Accounting Officer)

/s/ HOWARD A. CHRISTENSEN  Director                              July 5, 2000
Howard A. Christensen

/s/ JOHN B. DICUS          Director                              July 5, 2000
John B. Dicus

/s/ MARIA DE LOURDES DUKE  Director                              July 5, 2000
Maria de Lourdes Duke

/s/ BEN M. ENIS            Director                              July 5, 2000
Ben M. Enis

/s/ DONALD A. JOHNSTON     Director                              July 5, 2000
Donald A. Johnston

/s/ CARL M. KOUPAL         Director                              July 5, 2000
Carl M. Koupal

/s/ DOUGLAS T. LAKE        Director                              July 5, 2000
Douglas T. Lake

/s/ JOHN H. ROBINSON, JR.  Director                              July 5, 2000
John H. Robinson, Jr.

/s/ JAMES Q. WILSON        Director                              July 5, 2000
James Q. Wilson